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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of March 2003
                           ----------

                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------

                     (Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F __X__ Form 40-F _____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes _____  No __X__

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              Kookmin Bank Appoints UBS Warburg as Advisor for its
                           Credit Card Business Review

On March 17, 2003, Kookmin Bank announced that it had appointed UBS Warburg as the advisor for thorough review of its credit card business which is currently under dual operation, its internal BC Cards and Kookmin Credit Card, one of its subsidiaries.

Kookmin Bank also announced that, based on the advisor's recommendations, it will finalize its position on how to handle the current dual operation structure.

Once decision is finalized, it will be promptly implemented and will be completed within this year.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Kookmin Bank
                                          -------------------------------
                                          (Registrant)



         Date: March 17, 2003             By: /s/ Jong-Kyoo Yoon
                                          -------------------------------
                                          (Signature)

                                          Name:      Jong-Kyoo Yoon
                                          Title:     Executive Vice President &
                                                     Chief Financial Officer

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